Fiscal and Economic Update

FIRST QUARTER 2024–2025

Department of Finance and
Treasury Board

New Nouveau Brunswick

Fiscal and Economic Update
First Quarter 2024–2025

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

August 2024

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-3800-5

Minister's Message



I am pleased to share with New Brunswickers this latest quarterly update of our province's fiscal and economic situation.

We remain committed to maintaining strong, prudent fiscal management by considering the long-term financial health of the province in every decision we make, not only for today, but for future generations.

Our economy continues to show positive momentum as our population continues to grow at a healthy pace and employment reaches new heights. These factors have contributed to our overall revenue performance. Notwithstanding the continued positive economic outlook, it is becoming increasingly evident that the large revenue variances that much of the country has seen in recent years is subsiding.

Pressures that we have seen in recent years are beginning to moderate. The rate of price inflation is returning to more normal levels and the Bank of Canada has begun to reduce interest rates. Additionally, labour and supply shortages seen through many areas of the economy are now moderating.

While revenue gains are beginning to slow, spending pressures remain as demands placed on our health care system remains elevated.

Given our strong track record in delivering healthy fiscal results, we remain in a strong position to tackle the challenges we face. Our balanced approach means that New Brunswickers are benefitting from tax cuts that have been introduced in recent years. We are also responding to increased demand in priority areas.

This latest quarterly update helps inform the discussion on addressing the challenges that come from a vibrant and growing New Brunswick.



Hon. Ernie L. Steeves
Minister of Finance and Treasury Board

2024–2025 Fiscal Update

Projections for the 2024–2025 fiscal year show a deficit of $27.6 million compared to the budgeted surplus of $40.9 million.

Total revenue is projected to be $55.5 million higher than budget. The improvement is due to gains in personal income tax revenue resulting from stronger income, population, and employment growth, and an increase in conditional grants from the federal government.

Total expenses are projected to be higher than budget by $123.9 million. This is due to higher expenses in Health and Special Purpose Accounts, which are somewhat offset by lower expenses in Special Operating Agencies and Other Agencies.

The net debt is projected at $12.7 billion.

TABLE 1
FIRST QUARTER FISCAL SUMMARY
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to June 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	13,296.2	13,351.6	55.5	3,403.7	3,324.0	(79.7)
Expense	13,255.3	13,379.2	123.9	3,133.9	3,173.6	39.7
Surplus (Deficit)	**40.9**	**(27.6)**	**(68.4)**	**269.8**	**150.4**	**(119.4)**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add up due to rounding.

Revenue Outlook

Revenue is projected to be $55.5 million higher than budget. The major variances include:

- Special Purpose Account revenue is up $49.1 million mainly due to the Canada Community-Building Fund being transferred to Environment and Local Government. This item is offset by a corresponding decrease in the Regional Development Corporation's Special Operating Agency.
- Personal Income tax revenue is up $24.0 million due to stronger income, population, and employment growth.
- Conditional Grants from the federal government are up $15.2 million mainly due to new funding under the 2 Billion Trees Agreement, as well as higher projected recoveries for the Disaster Financial Assistance program and funding under the Proof of Vaccination Agreement. This is partially offset by lower funding under the Canada-wide Early Learning and Child Care Agreement.
- Miscellaneous revenue is up $11.4 million mainly due to higher projections of defaulted deposits under the Immigrant Entrepreneur Program.
- Sale of Goods and Services is up $11.2 million due to higher revenue from the vehicle recovery levy, as well as other smaller gains across various entities.
- Sinking Fund Earnings are up $4.8 million as a result of higher than anticipated interest rates.
- Special Operating Agency revenue is down $65.5 million due to the transfer of the Canada Community-Building Fund to the Special Purpose Account, as well as less funding being claimed under the Integrated Bilateral Agreement with various projects not advancing as anticipated.

Expense Outlook

Total expenses are projected to be over budget by $123.9 million. The major variances include the following:

- Health is projected to be over budget by $164.0 million mainly due to higher operating and personnel costs in the Regional Health Authorities associated with travel nurses, overtime, training of new staff and other supply pressures.
- Special Purpose Accounts are projected to be over budget by $64.3 million mainly due to the reclassification of the Canada Community-Building Fund from a Special Operating Agency to a Special Purpose Account as well as additional expenditures in the Climate Change Fund.

- Capital Account expense is projected to be over budget by $11.2 million mainly due to additional costs related to nursing home improvements. These costs are primarily offset by federal recoveries under the Aging with Dignity agreement.
- Special Operating Agencies are projected to be under budget by $70.6 million mainly due to the reclassification of the Canada Community-Building Fund as a Special Purpose Account as well as projects not advancing as anticipated under the Integrated Bilateral Agreement.
- Other Agencies are projected to be under budget by $23.7 million mainly due to decreased activity associated with several consolidated entities.
- Service of the Public Debt is projected to be under budget by $20.0 million due to higher projections of short-term interest earnings.
- Investment in Tangible Capital Assets in the Ordinary Account is projected to be under budget by $18.2 million due to a change in the classification of the expenditure for accounting purposes.
- Regional Development Corporation is projected to be under budget by $11.1 million mainly due to projects not advancing as anticipated under the Rural Economy Fund, the Total Development Fund and the Housing Funds.
- Opportunities New Brunswick is projected to be under budget by $10.8 million mainly due to lower-than-expected disbursements for financial assistance.

First Quarter Actual Results

First quarter actuals show a surplus of $150.4 million compared to a quarterly budgeted surplus of $269.8 million.

- The difference between the first quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.
- On a year-to-date actual basis, revenue is $79.7 million lower than the first quarter budget, largely due to the timing of revenue under various conditional grants.
- Total actual expenses for the quarter are $39.7 million higher than the first quarter budget, mainly due to higher year-to-date expenses for Other Agencies and Social Development. This is partially offset by lower year-to-date expenses for Health, Environment and Local Government, New Brunswick Housing Corporation and Service of the Public Debt.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to June 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue						
Ordinary Account	12,761.5	12,831.3	69.8	3,322.4	3,239.2	(83.2)
Capital Account	26.8	24.0	(2.8)	1.1	5.5	4.4
Special Purpose Account	124.0	173.1	49.1	19.9	15.2	(4.7)
Special Operating Agencies	176.5	111.0	(65.5)	8.4	9.5	1.1
Sinking Fund Earnings	207.4	212.2	4.8	51.9	54.6	2.7
Total Revenue	**13,296.2**	**13,351.6**	**55.5**	**3,403.7**	**3,324.0**	**(79.7)**
Expense						
Ordinary Account	12,066.8	12,183.6	116.7	2,921.4	2,964.5	43.1
Capital Account	197.9	209.0	11.2	13.4	22.2	8.8
Special Purpose Account	152.6	216.8	64.3	24.6	21.7	(2.9)
Special Operating Agencies	175.4	104.8	(70.6)	12.4	13.6	1.2
Amortization of Tangible Capital Assets	662.7	665.0	2.3	162.1	151.6	(10.5)
Total Expense	**13,255.3**	**13,379.2**	**123.9**	**3,133.9**	**3,173.6**	**39.7**
Surplus (Deficit)	**40.9**	**(27.6)**	**(68.4)**	**269.8**	**150.4**	**(119.4)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to June 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Net Debt - Beginning of Year	**(12,362.2)**	**(12,362.2)**	**0.0**	**(12,362.2)**	**(12,362.2)**	**0.0**
Changes in Year						
Surplus (Deficit)	40.9	(27.6)	(68.4)	269.8	150.4	(119.4)
Investments in Tangible Capital Assets	(1,018.9)	(986.9)	32.0	(129.7)	(71.8)	57.9
Amortization of Tangible Capital Assets	662.7	665.0	2.3	162.1	151.6	(10.5)
(Increase) Decrease in Net Debt	**(315.3)**	**(349.4)**	**(34.1)**	**302.2**	**230.2**	**(72.0)**
Net Debt - End of Year	**(12,677.6)**	**(12,711.7)**	**(34.1)**	**(12,060.0)**	**(12,132.0)**	**(72.0)**

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to June 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax	2,440.0	2,464.0	24.0	621.0	621.0	0.0
Corporate Income Tax	690.2	690.2	0.0	173.3	173.3	0.0
Provincial Real Property Tax	506.5	509.8	3.3	121.0	122.2	1.2
Harmonized Sales Tax: net of credit	2,380.9	2,380.9	0.0	676.8	678.3	1.5
Gasoline and Motive Fuels Tax	200.0	200.0	0.0	48.0	48.7	0.7
Tobacco Tax	75.0	72.5	(2.5)	21.0	18.8	(2.2)
Pari-Mutuel Tax	0.5	0.5	0.0	0.1	0.2	0.1
Insurance Premium Tax	91.3	91.3	0.0	17.6	17.6	0.0
Real Property Transfer Tax	49.0	53.0	4.0	8.6	13.4	4.8
Financial Corporation Capital Tax	34.5	34.5	0.0	8.6	8.6	0.0
Cannabis Duty	14.0	14.0	0.0	3.5	2.3	(1.2)
Vaping Duty	1.0	1.0	0.0	0.3	0.0	(0.3)
Penalties and Interest	16.0	16.0	0.0	4.2	4.5	0.3
	6,498.9	6,527.6	28.8	1,704.0	1,708.9	4.9
Return on Investment	284.5	288.1	3.6	91.6	98.0	6.4
Licences and Permits	167.7	168.7	1.0	45.2	54.6	9.4
Sale of Goods and Services	549.6	560.8	11.2	130.1	151.7	21.6
Royalties	83.2	83.2	0.0	0.3	3.3	3.0
Agency Revenues	208.9	209.1	0.2	52.2	53.0	0.8
Fines and Penalties	7.0	7.0	0.0	1.8	1.8	0.0
Miscellaneous	78.1	89.5	11.4	19.1	13.7	(5.4)
Total - Own Source Revenue	**7,877.9**	**7,934.0**	**56.1**	**2,044.3**	**2,085.0**	**40.7**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,897.0	2,897.0	0.0	724.3	724.3	0.0
Canada Health Transfer	1,085.4	1,085.4	0.0	271.4	271.4	0.0
Canada Social Transfer	352.4	352.4	0.0	88.1	88.1	0.0
Other	1.9	1.9	0.0	0.5	0.5	0.0
	4,336.7	4,336.7	0.0	1,084.3	1,084.3	0.0
Conditional Grants – Canada	559.5	574.7	15.2	197.0	73.0	(124.0)
Total - Grants from Canada	**4,896.3**	**4,911.4**	**15.2**	**1,281.3**	**1,157.3**	**(124.0)**
Subtotal	**12,774.2**	**12,845.5**	**71.3**	**3,325.6**	**3,242.3**	**(83.3)**
Inter-account Transactions	(12.7)	(14.2)	(1.5)	(3.2)	(3.1)	0.1
Ordinary Account Revenue	**12,761.5**	**12,831.3**	**69.8**	**3,322.4**	**3,239.2**	**(83.2)**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to June 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	48.5	48.5	0.0	8.5	7.3	(1.2)
Education and Early Childhood Development...	1,910.8	1,914.6	3.9	476.9	487.4	10.5
Environment and Local Government...	173.4	173.4	0.0	45.3	30.1	(15.2)
Executive Council Office...	11.7	11.6	(0.2)	2.9	2.9	0.0
Finance and Treasury Board...	49.1	44.7	(4.3)	24.4	19.2	(5.2)
General Government...	1,210.1	1,212.2	2.1	299.8	295.8	(4.0)
Health...	3,798.2	3,962.1	164.0	883.6	863.7	(19.9)
Justice and Public Safety...	374.8	374.8	0.0	89.7	88.4	(1.3)
Legislative Assembly...	47.3	47.2	(0.1)	9.1	7.8	(1.3)
Natural Resources and Energy Development...	210.2	210.4	0.2	29.2	31.3	2.1
New Brunswick Housing Corporation...	196.3	196.3	0.0	49.1	36.0	(13.1)
Office of the Premier...	1.7	1.7	0.0	0.4	0.5	0.1
Opportunities New Brunswick...	46.5	35.7	(10.8)	8.6	7.1	(1.5)
Other Agencies...	455.2	431.4	(23.7)	110.4	187.2	76.8
Post-Secondary Education, Training and Labour...	750.3	750.3	0.0	197.4	187.9	(9.5)
Regional Development Corporation...	80.9	69.8	(11.1)	5.4	4.1	(1.3)
Service of the Public Debt...	608.0	588.0	(20.0)	151.6	138.5	(13.1)
Social Development...	1,663.0	1,663.0	0.0	426.0	461.5	35.5
Tourism, Heritage and Culture...	80.7	80.9	0.2	23.8	20.1	(3.7)
Transportation and Infrastructure...	396.5	396.5	0.0	87.4	91.3	3.9
Subtotal...	**12,113.2**	**12,213.3**	**100.1**	**2,929.5**	**2,968.1**	**38.6**
Investment in Tangible Capital Assets...	(18.2)	0.0	18.2	(4.6)	(0.3)	4.3
Inter-account Transactions...	(28.1)	(29.7)	(1.6)	(3.5)	(3.3)	0.2
Ordinary Account Expense...	**12,066.8**	**12,183.6**	**116.7**	**2,921.4**	**2,964.5**	**43.1**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2024–2025 Full Year to March 31, 2025			2024–2025 Year-to-date to June 30, 2024		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	0.5	0.5	0.0	0.2	0.0	(0.2)
Education and Early Childhood Development...	2.7	2.7	0.0	0.8	0.1	(0.7)
Environment and Local Government...	1.0	1.0	0.0	0.1	0.2	0.1
Health...	44.4	39.4	(5.0)	0.0	0.5	0.5
Natural Resources and Energy Development...	32.4	24.4	(8.0)	3.8	0.7	(3.1)
New Brunswick Housing Corporation...	38.0	38.0	0.0	9.5	2.3	(7.2)
Post-Secondary Education, Training and Labour...	2.2	2.2	0.0	1.2	0.0	(1.2)
Regional Development Corporation...	63.7	63.7	0.0	1.3	0.0	(1.3)
Social Development...	17.0	29.9	12.9	1.1	0.4	(0.7)
Tourism, Heritage and Culture...	20.0	21.5	1.5	5.8	2.0	(3.8)
Transportation and Infrastructure...	976.7	972.7	(4.0)	114.7	87.5	(27.2)
Subtotal...	**1,198.5**	**1,195.9**	**(2.6)**	**138.5**	**93.7**	**(44.8)**
Investment in Tangible Capital Assets...	(1,000.7)	(986.9)	13.8	(125.1)	(71.5)	53.6
Capital Account Expense...	**197.9**	**209.0**	**11.2**	**13.4**	**22.2**	**8.8**

2024 Economic Update


N.B. Real GDP, 2024 (%)
Q1 Update
Budget 2024–2025
Average 1.0
1.2
1.1
1.1
1.1
1.1
1.1
1.0
0.5
BMO
CIBC
Royal Bank
TD Bank
Scotia Bank
CBoC
N.B. FTB
National Bank
Source: N.B. Finance and Treasury Board


N.B. Components of population growth
Natural increase
Net international migration
Net interprovincial migration
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2022
2023
2024
Source: Statistics Canada


Job vacancies, N.B.
Unemployment rate, N.B.
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2022
2023
2024
Sources: Statistics Canada, N.B. Finance and Treasury Board calculation


N.B. Housing starts
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2021
2022
2023
2024
Source: Statistics Canada

New Brunswick Economic Outlook

	Budget	Revised
Real GDP	0.7	1.0
Nominal GDP	3.2	3.5
Primary Household Income	4.2	5.2
Population (July 1)	2.0	2.1
Labour Force	2.0	4.2
Employment	1.2	3.0
Unemployment Rate (%)	6.8	7.6
Consumer Price Index	2.7	2.6

Sources: Statistics Canada, N.B. Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of July 31, 2024

- The International Monetary Fund (IMF) projects global growth of 3.2% in 2024, a slight slowdown compared to the increase of 3.3% in 2023 largely due to inflationary pressures, elevated interest rates, and ongoing trade tensions.
- The U.S. Bureau of Economic Analysis reported real Gross Domestic Product (GDP) in the U.S. grew by 2.8% in Q2 2024, mainly driven by increases in consumer spending, inventory investment, and business investment. The IMF is now forecasting economic growth of 2.6% in the U.S. for 2024.
- According to Statistics Canada, real GDP increased by 0.5% in Q1 2024 compared to the same period in 2023. Increased household spending from population growth was tempered by lower business investment and a widened trade deficit. The Bank of Canada projects 1.2% real GDP growth for 2024.
- The Department of Finance and Treasury Board estimates 1.0% economic growth for New Brunswick in 2024, aligning with the private sector forecasters' average.
- The population of New Brunswick stood at 850,894 as of April 1st, 2024, marking a 2.9% increase from 2023.
- Employment increased 3.3% (+12,600 persons) year-to-date in June, slower than the labour force growth of 4.3% (17,700 persons). This led the average unemployment rate from January to June to increase to 7.6% from 6.7% last year.
- Wages and salaries in the province increased by 6.6% in the first quarter of 2024, supported by strong gains in services-producing (+6.9%) and goods-producing (+5.4%) industries.

- New Brunswick's average weekly earnings rose by 3.0% year-to-date in May, driven by service-producing industries (+4.1%). Average weekly earnings in goods-producing industries fell by 1.8% in the same period.
- Investment in building construction increased by 23.1% from January to May, totalling $1.3 billion. Gains were robust in both residential (+24.5%) and non-residential (+20.1%) investment.
- New Brunswick's housing starts reached 2,358 units in the first half of 2024, the highest number for the comparable period since 1983, and up 49.0% from 2023.
- The province's retail sales advanced by 6.6% in the first five months of 2024, the highest increase in Canada. Major contributors to these gains included motor vehicles and parts dealers, general merchandise retailers, and food and beverage retailers.
- Year-to-date exports in May were down by 3.3% compared to the prior year, driven by a large decrease in basic and industrial chemical, plastic and rubber product exports. Manufacturing sales decreased by 2.0% in the same period.
- The New Brunswick Consumer Price Index (CPI) increased by 2.6% on a year-to-date basis for the first half of 2024. Six of the eight categories saw price increases, with the largest being in shelter (+5.4%), alcoholic beverages, tobacco products and recreational cannabis (+3.8%), and health and personal care (+3.5%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 31-Jul-2024)

	Year-to-date			Reference period
Indicators	**2023**	**2024**	**% Change**	**from January to:**
Labour force (x 1,000)	407.4	425.1	4.3%	June
Employment (x 1,000)	380.1	392.7	3.3%	June
Unemployment (x 1,000)	27.3	32.4	18.7%	June
Unemployment rate (%)	6.7	7.6	...	June
Participation rate (%)	60.1	60.7	...	June
Employment rate (%)	56.1	56.1	...	June
Average weekly earnings ($)	1,095.16	1,128.44	3.0%	May
Retail trade ($M)	6,534.0	6,967.1	6.6%	May
Food services and drinking places ($M)	580.8	621.5	7.0%	May
Consumer Price Index (2002=100)	156.4	160.5	2.6%	June
Housing starts (units)	1,583	2,358	49.0%	June
Investment in residential building construction ($M)	712.3	886.7	24.5%	May
Investment in non-residential building construction ($M)	326.1	391.5	20.1%	May
Manufacturing sales ($M)	10,192.8	9,988.9	-2.0%	May
International exports ($M)	7,678.6	7,427.8	-3.3%	May

... Not applicable
Source: Statistics Canada